As filed with the Securities and Exchange Commission on April 14, 2003

Registration No. 333-71762

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

XTO Energy Inc.

(Exact name of registrant as specified in its charter)

Delaware	75-2347769
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

(Address, including zip code, and telephone number, including area code, of

Registrant’s principal executive offices)

Frank G. McDonald

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of all communications to:

F. Richard Bernasek, Esq.

Kelly, Hart & Hallman, P.C.

201 Main Street, Suite 2500

Fort Worth, Texas 76102

(817) 332-2500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

EXPLANATORY NOTE

The consolidated financial statements of XTO Energy Inc. included in the Annual Report on Form 10-K of XTO Energy Inc. for the year ended December 31, 2002, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference in this Registration Statement, File No. 333-71762, as amended by this Post-Effective Amendment No. 1. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

This Post-Effective Amendment No. 1 is being filed solely to add Exhibit 23.4 (the consent of KPMG LLP) to this Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Item 16.    Exhibits

Exhibit Number		Description of Exhibit

1.1		Underwriting Agreement, incorporated by reference to Exhibit 1.1 to XTO Energy’s Form 8-K, dated April 18, 2002

4.1	*	Restated Certificate of Incorporation of XTO Energy as restated on August 22, 2001

4.2		Bylaws of XTO Energy, incorporated by reference from Exhibit 3.4 to Cross Timbers Oil Company’s (XTO Energy’s prior name) Registration Statement on Form S-1, File No. 33-59820

4.3.1		Form of Indenture for Senior Debt Securities, incorporated by reference to Exhibit 4.3.1 to XTO Energy’s Form 8-K, dated April 16, 2002

4.3.2		First Supplemental Indenture for Senior Notes due 2012, incorporated by reference to Exhibit 4.3.2 to XTO Energy’s Form 8-K, dated April 16, 2002

4.4	*	Form of Senior Debt Security (included in Exhibit 4.3 as Exhibit A)

4.5	*	Form of Indenture for Subordinated Debt Securities

4.6	*	Form of Subordinated Debt Security (included in Exhibit 4.5 as Exhibit A)

4.7	*	Form of Certificate of Designations of Preferred Stock

4.8	*	Form of Debt Warrant Agreement (including form of Debt Warrant Certificate)

4.9	*	Form of Preferred Stock Warrant Agreement (including form of Preferred Stock Warrant Certificate)

4.10	*	Form of Common Stock Warrant Agreement (including form of Common Stock Warrant Certificate)

5.1	*	Opinion of Kelly, Hart & Hallman, P.C.

12.1

Computation of Ratio of Earnings to Fixed Charges, incorporated by reference from Exhibit 12.1 to Cross Timbers Oil company’s (XTO Energy’s prior name) Annual Report on Form 10-K for the year ended December 31, 2000

15.1	*	Awareness Letter of Arthur Andersen LLP

23.1	*	Consent of Arthur Andersen LLP

23.2	*	Consent of Miller and Lents, Ltd.

23.3	*	Consent of Kelly, Hart & Hallman, P.C. (set forth in their opinion filed as Exhibit 5.1)

23.4		Consent of KPMG LLP

24.1	*	Power of Attorney (set forth on the signature page of Amendment No. 1 to the Registration Statement)

25.1	*	Statement of Eligibility of Trustee on Form T-1 with respect to Debt Securities

*	Previously filed

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Worth, Texas on the 14th day of April, 2003.

XTO ENERGY INC.

By:	/s/ BENNIE G. KNIFFEN
Bennie G. Kniffen Senior Vice President and Controller

Pursuant to the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Dated

/s/ Bob R. Simpson* Bob R. Simpson	Director and Chairman of the Board (Principal Executive Officer)	April 14, 2003

/s/ Steffen E. Palko* Steffen E. Palko	Director, Vice Chairman of the Board and President (Principal Executive Officer)	April 14, 2003

/s/ W. H. Adams III* W. H. Adams III	Director	April 14, 2003

/s/ J. Luther King, Jr.* J. Luther King, Jr.	Director	April 14, 2003

/s/ Jack P. Randall* Jack P. Randall	Director	April 14, 2003

/s/ Scott G. Sherman* Scott G. Sherman	Director	April 14, 2003

/s/ Herbert D. Simons* Herbert D. Simons	Director	April 14, 2003

/s/ Louis G. Baldwin* Louis G. Baldwin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 14, 2003

/s/ Bennie G. Kniffen Bennie G. Kniffen	Senior Vice President and Controller (Principal Accounting Officer)	April 14, 2003

*By:     /s/   Bennie G. Kniffen

Bennie G. Kniffen

Attorney-in-Fact